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EXHIBIT 8.1

    PRIVILEGED AND CONFIDENTIAL

September 19, 2001

Ms. Connie Kotula
Director of Tax and Payroll
Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

Contingent Payment Convertible Debentures

Dear Ms. Kotula:

    This letter constitutes our opinion regarding certain federal income tax consequences to Best Buy Co., Inc. (the "Company") of issuing $492,400,000 of Convertible Contingent Debentures due June 27, 2021 (the "Debentures"). In rendering this opinion, we have relied on (1) an Offering Circular dated June 22, 2001 for the Debentures, (2) a letter dated June 26, 2001 from the Company containing certain representations with respect to the Company and the Debentures (the "Company Letter") and (3) a letter dated August 13, 2001 from Credit Suisse First Boston ("CSFB") containing certain representations with respect to the Debentures and supporting financial analysis (the "CSFB Letter"). The scope of this opinion is defined at the end of this letter.

Facts

    Each Debenture will have a term of 20 years, a stated principal amount of $1,000,1 and an issue price of $683.80. The Debentures will be unsecured and unsubordinated obligations of the Company, but will be guaranteed by the Company's restricted subsidiaries. The Debentures are convertible into common stock of the Company at a conversion rate of 7.8714 shares per Debenture, subject to the satisfaction of certain conditions described below.2

The maturity value of each Debenture will exceed $1,000 in the event there is an upward adjustment of the yield to maturity pursuant to a yield to maturity reset (as described and defined below).

The conversion rate will be adjusted for: (i) stock dividends or distributions on the Company's common stock; (ii) subdivisions, combinations or certain reclassifications of the Company common stock; (iii) distributions to shareholders of certain stock purchase rights; and (iv) certain other distributions to shareholders (e.g., distributions of the Company's assets or a distribution of debt instruments).

    The Debentures also call for cash interest at an initial rate of 1.00 percent per annum applied to the issue price of the Debentures, payable semiannually in arrears on June 27 and December 27 of each year, beginning on December 27, 2001, which results in a semiannual cash payment of $3.42 per $1,000 of the initial stated principal amount. The issue price of each Debenture and the cash interest result in an initial yield to maturity for the Debentures of 2.75 percent.

    The yield on the Debentures will be reset on December 27, 2003, December 27, 2008, December 27, 2013 to a rate per annum equal to (i) the interest rate payable 120 days prior to the respective reset dates on the 5-year U.S. Treasury Notes (ii) minus 1.90 percent. However, irrespective of the interest rate determined by the Treasury Note formula described above, the yield will not be reduced below 2.75 percent per annum nor increased above 3.75 percent per annum. Moreover, if an increase in yield occurs, the Company will pay a portion of the increased yield as cash interest at a rate up to 0.25 percent per annum of the accreted value of the Debentures with the remaining increased yield payable at maturity, redemption or the date of purchase. The accreted value of the Debentures is initially the issue price. Thereafter, at the end of any subsequent semiannual period, the new accreted value is the accreted value at the beginning of that period (i) plus the accrual for that period at the yield in effect for that period (ii) minus the amount of cash interest payable with respect to that period.

    The Debentures are convertible into Company common stock if, the closing sales price of the Company common stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than the applicable percentage of the accreted conversion price per share of the Company common stock at the day prior to the day of surrender.3 The applicable percentage will initially be 120 percent and will decline by 0.50 percent on each anniversary of the issue date until the rate is 110 percent at maturity. Once the foregoing contingency is satisfied, the Debentures will thereafter be convertible at any time, through maturity.4 The Company's common stock currently trades on the New York Stock Exchange under the symbol "BBY." However, neither the Debentures nor the shares of common stock that are issuable upon conversion have been registered under the Securities Act of 1933, as amended, or any other securities law.

The accreted conversion price per share of the Company common stock as of any day will equal the accreted value of the Debenture divided by the number of shares of common stock issuable upon a conversion of a Debenture on that day.

Furthermore, the conversion contingency is also triggered with certain other occurrences (e.g., the downgrading of the Company's senior long-term unsecured credit rating, the Debentures are called for redemption by the Company, or specified corporate transactions have occurred).

    In addition, the Company has the option to designate a financial institution to which Debentures surrendered for conversion will be initially offered by the conversion agent for exchange in lieu of converting the Debentures. The chosen financial institution has the option to purchase the Debentures for the amount of stock that would be required to be tendered on conversion. If the financial institution exercises this option, the Debentures will remain outstanding until maturity, redemption, conversion, or purchase by the Company at the option of the holder.

    The Debentures provide that upon conversion, the holder will not receive any cash payment of interest representing accrued original issue discount. The delivery to the holder of the Company common stock into which the Debentures are convertible, together with any cash payment representing the holder's fractional shares, will be deemed to satisfy (i) the Company's obligation to pay the accreted value of the Debentures, and (ii) the accrued but unpaid cash interest attributable to the period from the issue date through the conversion date. As a result, the accretion on the Debenture and the accrued and unpaid cash interest will be deemed to be paid in full rather than cancelled, extinguished, or forfeited.

    The holders will have the right to put the Debentures to the Company on the 3rd, 8th, and 13th anniversaries of the issue date (June 27, 2004, 2009 and 2014) at the accreted value of the Debentures plus accrued and unpaid cash interest up to but not including the put date. If a holder exercises this option, the Company has the choice to pay the purchase price of the Debenture in cash or common stock or a combination of both. If the Company elects to pay the put price in stock, the number of shares the Company must delivered is equal to the put price divided by the market price of the shares, which is defined as the average of the closing prices of the shares for the five trading days ending with the third business day prior to the date on which the payment is to be made. The holders also have the option to put the Debentures to the Company for cash at the accreted value of the Debentures plus accrued and unpaid cash interest if a change in control occurs.

    In addition, the Company has the option to call the instruments for cash any time after the third anniversary of the issue date (June 27, 2004) at the accreted value of the Debentures plus accrued and unpaid cash interest up to but not including the date of redemption.

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    In the event of an occurrence of a tax event,5 the Company may also elect to have additional cash interest accrue at the rate per annum, equal to the yield to maturity then in effect, less the amount of the yield to maturity paid as cash interest, on a specified principal amount at maturity. The specified principal amount at maturity will be the accreted value of the Debentures plus any accrued and unpaid cash interest to the date the Company exercised the tax event option. The additional cash interest rate will also be subject to the reset provisions discussed above. The additional cash interest will accrue from the option exercise date and will be payable in cash semiannually on the interest payment dates of June 27 and December 27 of each year.

A "tax event" is defined as: (i) certain opinions from an independent tax counsel (regarding any amendment to, or change in the laws (or rules or regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or any amendment to, or change in, an interpretation or application of such laws, rules or regulations by any legislative body, court, governmental agency or regulatory authority) that there is more than an insubstantial risk that interest (including accrued interest) payable on the Debentures either would not be deductible on a current accrual basis or would not be deductible under any other method, in either case in whole or in part, by the Company (by reason of deferral, disallowance, or otherwise) for federal income tax purposes; or (ii) if federal legislation is introduced, enacted and made applicable to the Debentures in a manner that would limit the Company's ability to either deduct the interest, including accrued interest, payable on the Debentures on a current accrual basis; or deduct the interest, including accrued interest, payable on the Debentures under any other method for federal income tax purposes.

    The Company will treat the Debentures as indebtedness for federal income tax purposes, as well as for financial accounting purposes, unless and until the Debentures are converted into Company common stock.

Summary of Conclusions

    Based on the facts summarized above and set forth in more detail in the Offering Circular, the CSFB Letter, and the analysis below, we are of the following opinions regarding the federal income tax treatment of the Debentures:

  (i)
  The Debentures should be treated as indebtedness of the Company;

  (ii)
  The Debentures should be treated as contingent payment debt instruments ("CPDIs") and not as variable rate debt instruments ("VRDIs");

  (iii)
  Under the CPDI regulations in Reg. §1.1275-4, the Company will be required to account for the Debentures under the noncontingent bond method set forth in Reg. §1.1275-4(b);6

All section references are to the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder, unless otherwise indicated.

(iv)
In applying the noncontingent bond method, the "comparable yield" should be the yield on a noncontingent, nonconvertible debt obligation that has terms and conditions comparable to the Debentures;

(v)
It is more likely than not that the original issue discount ("OID") anti-abuse rule in Reg. §1.1275-2(g) will not apply to deny or limit the deductions otherwise allowable under the contingent debt regulations;

(vi)
The interest expense deduction on the Debentures should not be disallowed under section 163(l); and

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  (vii)
  Section 249 should not result in a denial of the interest deductions attributable to the Debentures under Reg. §1.1275-4(b)(3)(iii). We express no opinion, however, on the potential application of section 249 to the deduction for any positive adjustment that may arise under Reg. §1.1275-4(b)(3)(iv).

Discussion

I.  Treatment of the Debentures As Indebtedness

    A.  In General

    The determination of whether an instrument will be treated as indebtedness for federal income tax purposes is based upon all the surrounding facts and circumstances, evaluated in light of voluminous case law that has considered the distinction between debt and equity.7 Factors that are relevant to this determination include, but are not limited to: (i) the right of the holder to receive a sum certain; (ii) a fixed maturity date; (iii) the right to receive fixed interest; (iv) the existence of creditor's rights; (v) subordination to general creditors; (vi) the label placed upon the instrument; and (vi) the treatment of the instrument for non-tax purposes (i.e., financial accounting purposes).

See, e.g., Notice 94-47, 1994-1 C.B. 357. See also Plumb, The Federal Income Tax Significance of Corporate Debt: A Critical Analysis and a Proposal, 26 Tax L. Rev. 369 (1971).

    An effort in the 1980s to replace this case-law determination with a more objective set of rules in tax regulations was unsuccessful and short-lived. The OID regulations, promulgated in the 1990s, reconfirm that the determination of whether a financial instrument or contractual arrangement is treated as indebtedness for federal income tax purposes is based on "general principles of Federal income tax law."8

Reg. §1.1275-1(d). Reg. §1.1275-1(d) also states that "(n)othing in the regulations under sections… 1271 through 1275… shall influence whether an instrument constitutes indebtedness for Federal income tax purposes." Furthermore, the introduction to each set of examples in the CPDI regulations also states: "No inference is intended… as to whether the instrument is a debt instrument for federal income tax purposes." Reg. §§1.1275-4(b)(4)(vi), (b)(7)(vi), (b)(8)(iv), (b)(9)(i)(F), (b)(9)(ii)(H).

    In general, a convertible debt instrument is treated as debt for federal income tax purposes unless and until it is converted into equity.9 The Internal Revenue Service (the "IRS") has privately ruled that the original issue discount on a zero-coupon convertible subordinated note with a 15-year maturity is deductible by its issuer as it accrues, thus implicitly acknowledging that such an instrument represents indebtedness for federal tax purposes.10

See Rev. Rul. 72-265, 1972-1 C.B. 222.

PLR 9211047 (December 18, 1991). The ruling does not explicitly address the debt/equity issue.

    B.  Analysis

    The CSFB Letter represents that the Debentures will not cause the Company to be thinly capitalized, i.e., its debt/equity ratio is approximately comparable to that of other comparably rated retailers. The Company Letter confirms this representation and further represents that (a) the Company possesses, and is expected to continue to possess, the financial capacity to pay timely the principal amount of and contingent and noncontingent interest on the Debentures as such amounts become due solely from cash derived from its operations; (b) the Company will (i) record and at all times prior to conversion or redemption continue to reflect the Debentures as indebtedness on its books and records for financial accounting purpose, (ii) treat the Debentures as indebtedness for all tax

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purposes (unless and until they are converted into stock), and (iii) file with its federal income tax return for 2001 a statement under Section 385(c) of the Code characterizing the Debentures as indebtedness; (c) the Debentures were not marketed specifically to existing shareholders of the Company, and the Company does not anticipate that the Debentures will be acquired, to any significant extent, by existing shareholders of the Company; and (d) the Company will not, during the term of the Debentures, issue any class of its capital stock having rights senior to or on a parity with the rights of the Debentures.

    Therefore, there would not appear to be any consideration external to the Debentures that would significantly influence the determination of whether the Debentures are properly treated as debt or equity. We turn, then, to the features of the Debentures themselves.

    While the conversion right is unquestionably an equity feature of the Debentures, the Debentures have most of the essential characteristics of indebtedness, including a fixed maturity date, a right of the holder to receive (and an obligation of the issuer to pay) a fixed sum on that date, creditor's rights if the instrument is not paid according to its terms, and formal indicia of indebtedness. The Debentures are not subordinated and will rank pari passu with the Company's other unsecured, unsubordinated indebtedness. The Company has represented that they will treat the Debentures as debt for financial statement purposes unless and until converted.

    Nevertheless, certain features of the Debentures could be viewed as making the Debentures more like equity than the typical convertible bond. The Debentures have a term of 20 years, which is not unreasonably long but toward the longer end of maturities of instruments that have been respected as debt. The ratio at which the Debentures are convertible is not initially in the money, but the amount by which it is out of the money is far less than the average rate of appreciation in corporate equities over any historical 20-year period. Moreover, the Debentures call for minimum yield of only 2.75 percent and a maximum yield of only 3.75 percent. Thus, the lion's share of the return that the holder expects to receive on its investment is embodied in the conversion feature of the Debentures.

    In Rev. Rul. 83-98,11 the IRS ruled that 20-year subordinated adjustable rate convertible notes (ARCNs) were equity on the ground that, if a note was not converted, the investor had a right to get back only 60 percent of the note's issue price. Moreover, the ARCNs were callable for 60 percent of their issue price at any time after the second anniversary of their issue date The conversion ratio, however, was set so that if the stock retained the same value as at the time of issuance, the holder would receive stock equal to the issue price of the obligation. Thus, the stock would have had to fall in value by 40 percent or more in two years for the conversion right not to be exercised.

1983-2 C.B. 40.

    In holding that the instruments were properly treated as equity for tax purposes, the IRS stated: "Because of the very high probability that all of the ARCNs issued will be converted into stock, the ARCNs do not in reality represent a promise to pay a sum certain." The IRS was also influenced by the fact that "the guaranteed annual return of $60 with respect to the $1,000 investment is unreasonably low in comparison to the annual return on comparable nonconvertible, noncontingent instruments at the time the ARCNs are issued." (The ruling states that the interest rate on a straight debt of the same issuer would have been 12 percent.) Significantly, the IRS did not cite any cases to support its analysis, other than cases establishing the general proposition that the debt/equity distinction is based on all the facts and circumstances, with no one factor being determinative.

    The Debentures here resemble the ARCNs in Rev. Rul. 83-98 in that both are 20-year convertible debt instruments with an interest rate that is far lower than prevailing rates on nonconvertible obligations. However, the Debentures are distinguishable from the ARCNs in several respects. First, the conversion formula on the Debentures requires the Company's stock to appreciate by at least 10 percent in order for the conversion right to be in the money while the conversion right in the ruling

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required a 40 percent decline in the stock price for the right not to be in the money. While it may be quite likely that this appreciation will occur over the next 20 years, it is far from a foregone conclusion. Specifically, the CSFB Letter represents that there is less than an 85 percent chance that the conversion right on the Debentures will be exercised and accordingly at least a 15 percent chance that the Company will be obligated to redeem the Debentures for their face amount.12 Second, the holders of the Debentures have the right to receive the full issue price of the Debentures through the exercise of a put right as early as 3 years after issuance. This contrasts sharply with the ARCNs, which the issuer could call for only 60 percent of their issue price as early as 2 years after issuance. Thus, unlike the situation in the ruling, it cannot be said fairly that in reality the Company has no obligation to pay a sum certain.

The fact that the Company has the right to use its own stock as a medium for repaying the Debentures upon the exercise of a holder put right might also be considered an equity feature. However, since the number of shares the Company is required to deliver is not fixed on the issue date but rather three trading days before the shares are permitted to be delivered in satisfaction of a holder put, the holder is taking only minimal equity risk as a result of this feature. Cf. Rev. Rul 85-119, 1985-2 C.B. 60. Moreover, it is not applicable at maturity, so the Company has an absolute obligation to pay a sum certain when the Debentures mature.

    Because the Debentures have most of the essential features of indebtedness, and because the Company has a real obligation to pay holders of the Debentures an amount equal to the issue price of the Debentures, we are of the opinion that the Debentures should be characterized as valid indebtedness of the Company for federal income tax purposes.

II.  Treatment of the Debentures As CPDIs

  A. Potential Treatment of the Debentures As VRDIs

    In general, any debt instrument that provides for one or more contingent payments is a CPDI and subject to the contingent payment debt regulations in Reg. §1.1275-4.13 The contingent payment debt regulations, however, contain exceptions for a number of categories of debt instruments.14 The first such exception with potential relevance to the Debentures is that the contingent payment debt regulations do not apply to variable rate debt instruments, as defined in Reg. §1.1275-5(a)(2)-(5).15 However, if a debt instrument provides for a variable rate of interest but does not qualify as a VRDI under the VRDI regulations, then the debt instrument is a CPDI and subject to the contingent payment debt regulations.16

Reg. §1.1275-4(a)(1).

Reg. §1.1275-4(a)(2).

15
Reg. §1.1275-4(a)(2)(ii).

Reg. §1.1275-5(a)(1).

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    One of the requirement to be a VRDI is that the interest rate on the debt instrument must be set at a "current value" of a qualified floating rate or objective rate.17 A current value is defined as the value of the qualified floating rate or objective rate on any day no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.18 An objective rate is a rate that is determined using a single fixed formula and that is based on objective financial or economic data.19

To qualify as a VRDI, a debt instrument must meet all of the following three requirements. First, the issue price of the debt instrument cannot exceed the total noncontingent principal payments on the debt instrument by more than the lesser of: (i) 1.5 percent of the total noncontingent principal payments, multiplied by the number of complete years to maturity (or, in the case of an installment obligation, the weighted average maturity); or (ii) 15 percent of the total noncontingent principal payments. Reg. §1.1275-5(c)(2). Second, the debt instrument must provide for stated interest (compounded or paid at least annually) at: (i) one or more qualified floating rates ("QFR") (i.e., any rate with variations that can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated (Reg. §1.1275-5(b)(1)); (ii) a single fixed rate and one or more qualified floating rates; (iii) a single objective rate (i.e., for instruments issued after August 13, 1996, any rate, other than a qualified floating rate, determined by using a single fixed formula and based on objective financial or economic information that is not within the control, or unique to the circumstances, of the issuer or a related party (Reg. §1.1275-5(c)); or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate (i.e., a rate: (a) that is equal to a fixed rate minus a qualified floating rate; and (b) the variations in which are reasonably expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds. Reg. §1.1275-5(c)(3). Finally, the debt instrument must provide for any QFR or objective rate to be set at a "current value" of that rate (i.e., the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day. Reg. §1.1275-5(a)(4). Additionally, a VRDI generally may not provide for any principal payments that are contingent within the meaning of Reg. §1.1275-4(a). Reg. §1.1275-5(a)(5).

Reg. §1.1275-5(a)(4).

19
Reg. §1.1275-5(c)(1)(i).

    The interest rate on the Debentures is based on objective financial or economic data, since the interest reset rate is equal to (i) the interest rate payable 120 days prior to the reset dates on the 5-year U.S. Treasury Notes (ii) minus 1.90 percent. However, 120 days is more than three months prior to the first day on which the 5-year Treasury Note's value is in effect. Therefore, the Debentures do not meet the requirements of a VRDI and are not subject to the VRDI rules. Thus, the Debentures are CPDIs and, subject to the further exceptions discussed below, are governed by the contingent payment debt regulations.

  B. Debt Instruments with Alternate Payment Schedules

    A debt instrument is not a CPDI if it is subject to Reg. §1.1272-1(c).20 That paragraph applies to certain debt instruments that provide for an alternative payment schedule (or schedules) upon the occurrence of a contingency (or contingencies), but only if the timing and amounts of the payments that comprise each payment schedule are known as of the issue date. In the case of the Debentures, there are three interest rate resets, and upon each reset the yield until the succeeding reset (or

7

maturity) could be any rate between 2.75 and 3.75 percent. Thus, the payments that comprise each payment schedule are not known as of the issue date.21

Reg. §1.1275-4(a)(2)(iii).

One could conceivably argue that, since interest rates under the Debentures will be calculated only to the nearest basis point, there are 100 possible payment schedules during each interest reset period, and hence 1 million possible payment schedules overall. This seems an extremely strained reading of Reg. §1.1272-1(c), in that it would make virtually every contingent debt instrument potentially subject to that paragraph rather than the CPDI regulations.

    Further, Reg. §1.1272-1(c) applies to a debt instrument only if subparagraph (2), (3) or (5) applies to the instrument. The only one of these with potential application to the Debentures is (c)(2), which says that if a single payment schedule for a debt instrument is significantly more likely than not to occur, the yield and maturity of the instrument are based on this payment schedule.22 The CSFB Letter represents that the forward rate for 5-year Treasuries on each of the reset dates is in excess of 4.65 percent, which implies that there is less than a 50 percent chance that no contingent interest will be paid on the Debentures in each of the three reset periods. The CSFB Letter also represents that there is less than a 50 percent chance that interest will be paid on the Debentures at the maximum permitted rate. It is self-evident that no intermediate payment schedule is significantly more likely than not to occur. Therefore, Reg. §1.1272-1(c) will not apply to the Debentures.

Reg. §1.1272-1(c)(3) deals with mandatory sinking funds and (c)(5) deals with certain options not applicable to the Debentures.

  C. Potential Treatment of Contingent Interest on the Debentures As Remote or Incidental

    The third potential exception to the CPDI rules that could apply to the Debentures is that a payment is not treated as a contingent payment if, as of the issue date, the contingency is either "remote" or "incidental."23 Therefore, we must consider whether the contingent interest on the Debentures could be considered remote or incidental.24

Reg. §1.1275-4(a)(5).

Because the CPDI regulations provide that a debt instrument is not a CPDI merely because of a conversion feature (see the discussion below), it is our view that a convertible debt instrument would not be treated as a CPDI if its only contingent payments other than the conversion feature were remote or incidental.

    A remote contingency means there is a remote likelihood either that the contingency will occur or that it will not occur.25 The regulations do not provide a numerical standard or an example to define more precisely what is a remote contingency. A contingency is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant in comparison to the remaining expected payments to be made on the debt instrument.26 Furthermore, all contingencies must be aggregated and analyzed together to determine if the contingencies are remote or incidental, and if the contingencies in the aggregate are neither remote nor incidental, then none of the individual contingencies is treated as remote or incidental.27

Reg. §1.1275-2(h)(2).

Reg. §1.1275-2(h)(3).

Reg. §1.1275-2(h)(4).

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    The Debentures call for contingent interest in the form of three accretion-rate resets for successive 5-year periods which can increase the yield to maturity on the Debentures by up to 100 basis points. The formula for the reset yield to maturity is the yield on 5-year Treasury obligations 120 days prior to the reset, minus 1.90 percent. Thus, some contingent interest will be paid or accrued if the Treasury yield is above 4.65 percent and the maximum amount of contingent interest will be paid or accrued if the Treasury yield is above 5.65 percent. The CSFB Letter represents that there is at least a 10 percent probability that the former will occur on at least one of the interest reset dates and that there is at least a 50 percent probability that the latter will not occur on each of the three interest reset dates. In our opinion, this should be sufficient to establish that the interest contingency on the Debentures is not remote.

    As noted above, the maximum amount of the contingent yield is 1.00 percent and it is possible that this amount could be paid for up to 15 years. The CSFB letter represents that, for each of the three 5-year reset periods, there is in excess of a 40 percent probability that the maximum amount of contingent interest will be paid or accrued. In our view, this is sufficient to establish that there is a reasonably expected market condition under which the amount of contingent interest will be significant compared to the other payments on the Debentures.28 Hence, the amount of the contingent interest on the Debentures should not be treated as incidental.

The maximum amount of contingent interest payable with respect to each of the interest reset periods is difficult to compute because (i) some of the contingent interest is payable in cash while some is in the form of an additional accretion, (ii) the contingent interest and accretion depend on the accreted value of the Debentures, which will increase in each semiannual period and will depend on whether there was any contingent accrual in a prior reset period, and (iii) the amount attributable to contingent accretion will depend on whether the instrument is put, converted or paid in full at maturity. In rough terms, however, the maximum amount of contingent interest and accretion attributable to each interest reset period is 1.00 percent per year, or 5.00 percent for each period. Based on the CSFB Letter, we are of the view that there is a reasonably expected scenario under which the maximum amount of interest will be paid for at least two of the three interest reset periods, which would generally result in contingent payments totaling at least 10 percent of the stated principal amount of the Debentures.

    The IRS could take the view that this contingent amount will be paid only if the Debentures are not converted. In our view, this position would be incorrect with Reg. §1.1272-1(e), under which conversion features are ignored in determining the accrual of original issue discount. Even if this view were correct, however, the CSFB Letter concludes that there is less than 85 percent chance that the Debentures will be converted, so there remains a reasonable scenario in which a significant amount of contingent interest will accrue and will actually be paid.

  D. Exclusion for Convertible Debt Instruments with No Other Contingencies

    A debt instrument is not treated as a CPDI merely because it is convertible into stock of the issuer or of a related party.29 However, there is no general exclusion from the CPDI rules for convertible debt instruments. Therefore, because the Debentures call for contingent payments other than the conversion feature that should not be viewed as remote or incidental, do not qualify as current values of an objective rate, and do not give rise to alternate payment schedules one of which is significantly more likely than not to occur, the Debentures should be treated as CPDIs.

Reg. §1.1275-4(a)(4).

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III. Federal Income Taxation of the Debentures under the Contingent Payment Debt Instrument Regulations

    A.  The Noncontingent Bond Method  Generally, a CPDI issued for money or publicly traded property must be accounted for under the noncontingent bond method. Under this method, as described in more detail below, interest accrues in the first instance as if the CPDI were a fixed-rate debt instrument (referred to informally as the "comparable noncontingent bond"), and then appropriate adjustments are made to account for the difference between the actual payments on the CPDI and the assumed payments on the comparable noncontingent bond.30 As stated above, the Debentures should be treated as CPDIs, and since they are issued for money and no exceptions apply, the Debentures will be subject to the noncontingent bond method.

Reg. §1.1275-4(b)(2).

    Applying the noncontingent bond method requires the following steps: (i) determine the comparable yield as of the issue date; (ii) determine the projected payment schedule as of the issue date;31 (iii) determine the daily portions of interest; and (iv) adjust the amount of income or deductions for differences between projected and actual contingent payments.32 If the actual amount of a contingent payment becomes fixed at an amount that differs from the projected amount of the payment, the difference results in either a positive or negative adjustment.33

The projected payment schedule consists of all noncontingent payments and a projected amount for each contingent payment. Reg. §1.1275-4(b)(4)(ii). The payment schedule is determined as of the debt instrument's issue date and remains fixed throughout the term of the debt instrument. If a debt instrument contains a contingent payment based on market information (defined as any information on which an objective rate can be based under the variable rate debt instrument regulations [see Reg. §1.1275-5(c)(1) or (2)]), a tentative projected payment schedule is established using forward prices for all contingent payments based on market information ("market-based payments"). Reg. §1.1275-4(b)(4)(ii)(A). However, if the contingent payments are not based on market information, then the projected payments are the expected value of the contingent payment as of the issue date. Reg. §1.1275-4(b)(4)(ii)(B).

Reg. §1.1275-4(b)(3)(i)-(iv).

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Reg. §1.1275-4(b)(6). A net positive adjustment in a tax year is treated by the taxpayer as additional interest for the taxable year (i.e., ordinary in character). Reg. §1.1275-4(b)(6)(ii). A net negative adjustment first offsets the interest that accrued on the debt instrument for the taxable year based on the projected payment schedule. Reg. §1.1275-4(b)(6)(iii)(A). If the net negative adjustment exceeds the amount of interest accrued on the debt instrument for the tax year under the projected payment schedule, then generally, the excess is then treated as an ordinary loss by the holder (or as ordinary income by the issuer) subject to certain limitations. Reg. §1.1275-4(b)(6)(iii).

    B.  The Comparable Yield

      1.  In General

    The first step in the noncontingent bond method is to determine the comparable yield, which is defined in Reg. §1.1275-4(b)(4)(i)(A) as "the yield at which the issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the [CPDI]." From this formulation, it is unclear whether the comparable yield should be the yield of a comparable fixed-rate, nonconvertible instrument or a fixed-rate, convertible instrument. That is, it is unclear whether the conversion feature is properly viewed as a contingency on the Debentures or as a "term" or "condition" of the Debentures. In the former case, in determining the comparable yield, the conversion feature would

10

have to be replaced by a fixed payment with an equivalent value. In the latter case, it would remain a feature of the comparable noncontingent bond.

    This is a critical issue in the application of the noncontingent bond method because the yield on a fixed-rate noncontingent convertible obligation comparable to the Debentures would almost certainly be very close to the yield on the Debentures ignoring the contingent interest feature. On the other hand, as set forth in the CSFB Letter, the yield on a comparable nonconvertible obligation would be significantly higher.

      2.  Arguments for Treating the Conversion Feature as a Contingency in Determining the Comparable Yield

    Several arguments support treating the conversion feature of the Debentures as a contingency and hence the comparable yield as a nonconvertible yield. First, a convertible debt instrument is contingent in the ordinary sense of the word. The value of the instrument, and the amount the issuer is required to pay (and the holder is entitled to receive) is contingent on the value of the stock into which the instrument is convertible.

    Second, the existence of an exception to the CPDI rules in Reg. §1.1275-4(a)(4) for instruments that are convertible and that have no other contingency implies that a conversion feature is a contingency. Were this not the case, there would be no need for such an exception. Moreover, had the drafters of the regulations intended that a conversion feature not be treated as a contingency on an instrument that otherwise is subject to the CPDI rules, they could have said so simply and directly. Instead, by providing that "a debt instrument does not provide for contingent payments merely because it provides for an option to convert the debt instrument into the stock of the issuer…,"34 the structure of the regulations implies that a conversion feature is a contingency, but if it is the only contingency, the instrument is exempted from the CPDI rules.

Reg. §1.1275-4(a)(4), emphasis supplied.

    Finally, the definition of "comparable yield" in the CPDI regulation states: "The comparable yield must be a reasonable yield for the issuer and must not be less than the applicable Federal rate" ("AFR").35 Since convertible debt instrument often have a yield less than the AFR, and convertible debt instruments are commonplace, the AFR floor implies that the regulation writers could not have intended that the CPDI comparable yield be the yield on a fixed-rate, convertible debt instrument—otherwise they would have provided an exception to the AFR floor for convertibles.

Reg. §1.1275-4(b)(4)(i)(A).

    One might dismiss this argument on the ground that the drafters of the CPDI regulations simply might not have been thinking about convertibles when they put in place the AFR floor. However, since the exception in the CPDI regulations for convertibles (discussed above) plainly contemplates that convertibles with contingencies in addition to the conversion feature would be subject to the CPDI rules, it seems a weak argument that the AFR floor was written without convertibles in mind. Moreover, the Tax Sections of the New York State Bar Association (NYSBA) and the American Bar Association (ABA) called this issue to the attention of the regulation writers and no change was made to the final regulations in response to the comments.36 Thus, it seems proper to infer from the AFR floor that the comparable yield for a contingent convertible instrument is the yield on a comparable fixed-rate, nonconvertible instrument.

See ABA Comments on Proposed Contingent Payment Regulations, 95 TNT 99-53 (May 15, 1995); NYSBA Comments Re: Proposed Regulations Regarding Contingent Payment Debt Instruments, 95 TNT 96-20 (May 15, 1995).

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      3.  Arguments Against Treating the Conversion Feature as a Contingency in Determining the Comparable Yield

    As noted above, the definition of comparable yield provides that the comparable fixed-rate instrument must have "terms and conditions similar to those of the [CPDI]," and a conversion feature is arguably a "term" of the CPDI.37 The CPDI rules could be applied without technical difficulty by construing the conversion feature as a term of both the Debentures and the comparable noncontingent bond, because the rule for determining the accrual of interest and original issue discount on noncontingent convertible debt instruments is quite clear and simple—ignore the conversion feature.38

Reg. §1.1275-4(b)(4)(i)(A).

Reg. §1.1272-1(e).

    The first argument that could be advanced in support of using a convertible yield as the comparable yield (subject to the AFR floor) is that a conversion feature on a debt instrument is not a contingent payment. The tax law has accommodated conversion features for many decades without any suggestion that they were a form of contingent interest. The "exception" to the CPDI rules for convertibles can be explained as an expression of an excess of caution. The choice of formulation for the exception ("instrument not contingent merely because of a conversion feature" versus "conversion feature not a contingency") could be seen as ambiguous but inadvertent.

    A second argument is that, if the comparable yield is treated as a nonconvertible yield, then the conversion feature on the Debentures necessarily must be treated as a contingent payment on the Debentures. (See the discussion below.) This treatment is clearly at odds with the historical tax treatment of conversion rights on debt instruments—conversion rights are ignored until exercised and, when exercised, give rise to neither a deduction to the issuer nor taxable gain to the holder.39

See Chock Full O'Nuts Corp. v. United States, 453 F.2d 300 (2d Cir. 1971); Hunt Foods and Industries, Inc. v. Commissioner, 57 T.C. 633 (1972), aff'd per curiam, 496 F.2d 532 (9th Cir. 1974); AMF, Inc. v. United States, 476 F.2d 1351 (Ct. Cl. 1973), cert. denied, 417 U.S. 930 (1974); G.C.M. 18436, 1937-1 C.B. 222 (restated in Rev. Rul. 72-265, 1972-1 C.B. 222). See also Reg. §§1.1272-1(e), 1.1273-2(j).

    The last argument supporting the comparable yield being a convertible yield is that, given the exclusion of "plain vanilla" convertibles from the CPDI rules, the CPDI rules harmonize best with the rules governing noncontingent convertible instruments if the comparable yield on a convertible CPDI is construed as being a convertible yield. The general purpose of the noncontingent bond method is to achieve, as nearly as possible, tax neutrality between contingent and noncontingent instruments. That is, the noncontingent bond method was designed so that tax considerations would neither encourage nor discourage taxpayers from issuing CPDIs rather than fixed-rate debt instruments.40 Construing the comparable yield on a convertible CPDI as a convertible yield achieves this objective while construing the comparable yield as a nonconvertible yield does not. (Of course, given the AFR floor, it is impossible to achieve this objective fully under a literal application of the regulations.)

While this objective is implicit in the structure of the noncontingent bond method, we are unaware of any explicit statement of this purpose in the preamble to the regulations or in any other guidance issued by the IRS.

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      4.  Reg. §1.1275-6 Hedges

    A "§1.1275-6 hedge" is, in general terms, a financial instrument (or combination of instruments) entered into by an issuer or holder of a CPDI such that the combined cash flows of the CPDI and the hedge (referred to as the "synthetic debt instrument") "permit the calculation of a yield to maturity (under the principles of section 1272)" or an instrument that would qualify as variable rate debt instrument under Reg. §1.1275-5.41 The definition of comparable yield states that if a §1.1275-6 hedge is available to the issuer of a CPDI, the comparable yield is the yield on the synthetic fixed rate debt instrument that would result if the issuer entered into the hedge.

Reg. §1.1275-6(b)(2).

    At first, this rule appears to support the view that a comparable yield is necessarily a nonconvertible yield, for the issuer of a convertible debt with contingent interest payments could presumably buy a series of options or similar contracts that would fully hedge both the contingent interest payments and the conversion feature of the instrument. The resulting synthetic debt instrument would have a significant amount of original issue discount and a yield that would be a nonconvertible yield.

    However, the issuer might also hedge only the contingent interest features of the instrument, retaining the obligation to satisfy the conversion right. In this case, the cost of the hedge would be much lower and the synthetic debt instrument would have a yield close to the yield on a noncontingent convertible issued by the same issuer with the same other terms and conditions. This synthetic debt instrument would still permit the calculation of a yield to maturity under the principles of section 1272 because, as noted above, a paragraph of the regulations under section 1272 states the conversion features are ignored in applying section 1272.42

Reg. §1.1272-1(e).

    Hence, the cross-reference to Reg. §1.1275-6 presents exactly the same ambiguity as in the primary definition of comparable yield—is the yield on the synthetic debt instrument a convertible or nonconvertible yield?

      5.  AFR Presumption and Determination of the Comparable Yield

    In addition to the rule that the comparable yield cannot be less than the AFR, the CPDI regulations provide a separate special rule that could also limit the comparable yield to the AFR.43 Reg. §1.1275-4(b)(4)(i)(B) states that if an issue provides for contingent payments not based on market information and the issue is marketed or sold in substantial part to persons for whom the inclusion of interest under the CPDI rules is not expected to have a substantial effect on their U.S. tax liability (i.e., foreign investors, tax-exempts and dealers using mark-to-market accounting), then the comparable yield is presumed to be the AFR.

Reg. §1.1275-4(b)(4)(i)(B).

    An issuer of a CPDI can overcome this presumption only by clear and convincing evidence that the comparable yield should be a yield higher than the AFR. The regulations state that the presumption may not be overcome with "appraisals or other valuations of nonpublicly traded property."44 Furthermore, the regulations state that "[e]vidence used to overcome the presumption must be specific to the issuer and must not be based on comparable issuers or general market conditions."45

Id.

Id.

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    As noted above, this rule applies only if the contingencies are not based on "market information." The definition of market information is provided in Reg. §1.1275-4(b)(4)(iii), which cross-references the definition of "objective rate" under the variable rate debt instrument rules. The definition of objective rate excludes information that is unique to the issuer, such as the issuer's stock price, dividends and profits.46 Since the contingency for the conversion feature includes information based upon the stock of the Company, which is information unique to the Company, the exception under the variable rate debt instrument rules would apply and hence the contingencies would not be considered to be based on market information.

Reg. §1.1275-5(c)(1)(ii).

    As discussed above, the comparable bond is a fixed-rate debt instrument having terms and conditions similar to those of the CPDI, including the level of subordination, term (i.e., final maturity), timing of payments, and general market conditions. It is somewhat unclear how this rule applies to the Debentures, given their long final maturity date and their put and call features.

    In the CSFB Letter, CSFB has provided an analysis of what would be the comparable yield. Key to this determination is CSFB's determination that the Debentures are comparable to a 3-year fixed maturity debt instrument because the Debentures are both puttable and callable 3 years after their issuance. CSFB then determined that the yield on 3-year Treasury debt was 4.33 percent and that a reasonable spread over Treasuries for the Company was 225-250 basis points, producing a comparable yield of between 6.58 and 6.83 percent. The Company determined that it was appropriate to choose the yield within this range that was an even quarter of one percent, i.e., 6.75 percent.

    In our view, it is reasonable for the Company to rely on the CSFB Letter and to determine the comparable yield as described in that letter. Because we are not investment bankers, however, we can express no opinion on the question of whether the instruments identified by CSFB are in fact the most nearly comparable noncontingent bonds. Moreover, there can be no assurance that the IRS will accept the determination in the CSFB Letter or the choice of the rate within the range determined by CSFB or that, if the matter were litigated, a court would find CSFB's analysis to constitute "clear and convincing evidence" of the comparable yield. However, in view of the expertise of CSFB as investment bankers, the apparent thoroughness of the analysis in the CSFB Letter, and the fact that the comparable yield as determined in the CSFB Letter was the yield disclosed to holders of the Debentures for purposes of determining the holders' tax consequences, we think that the IRS or a court would likely give significant deference to the determination of comparable yield set forth in the CSFB Letter. We express no view on the appropriateness of choosing the yield within the range specified by CSFB that is an even quarter of a percent (6.75 percent).

    The foregoing discussion shows that there is considerable ambiguity on the question of whether the comparable yield on a convertible CPDI is a comparable convertible yield or a comparable nonconvertible yield. In our opinion, however, the arguments in favor of the comparable yield being a comparable nonconvertible are significantly stronger than those in favor of a convertible yield. In particular, we are significantly influenced by the fact that the AFR floor in the CPDI regulations makes it impossible for the comparable yield to be a true convertible yield—the AFR floor would increase the comparable yield to the AFR. Therefore, subject to the OID anti-abuse discussion below, in our opinion, the comparable yield should be the yield on a comparable nonconvertible debt instrument.

      6.  The OID Anti-Abuse Rule

    The regulations dealing with the OID provisions of the Code contain an anti-abuse rule that could significantly affect a court's analysis of the Debentures. The OID anti-abuse rule states: "If a principal purpose in structuring a debt instrument or engaging into a transaction is to achieve a result that is unreasonable in light of the purposes of [the OID sections of the Code] or any related section of the Code, then the [IRS] Commissioner can apply or depart from the regulations under the applicable

14

sections as necessary or appropriate to achieve a reasonable result."47 As to whether a result is "unreasonable," the regulations provide in relevant part: "In the case of a contingent payment debt instrument, [a] significant fact is whether the result is obtainable without the application of §1.1275-4 and any related provisions (e.g., if the debt instrument and the contingency were entered into separately)." No court has had occasion to consider the application of the OID anti-abuse rule to any actual situation, and the only guidance from the IRS consists of the text of the regulations, the examples set forth within the regulations (one of which is discussed below), and one hypothetical example in a recent ruling.48

Reg. §1.1275-2(g)(1).

Rev. Rul. 2000-12, 2000-1 C.B. 744. The ruling is not relevant to the issue presented here.

    If a court were to find the OID anti-abuse rule applicable, then the court is authorized to apply or depart from the provisions of the CPDI rules and, more generally, the OID rules, so as to achieve a reasonable result. The most straightforward way in which a court could do this would be to treat the Debentures in the same manner as if the contingent interest payments were remote or incidental contingencies. That is, the Debentures would be treated in the same manner as noncontingent convertibles, except that the Company would be entitled to additional interest deductions for any contingent interest actually paid. A court could also cite the OID anti-abuse rule as a justification for concluding that the comparable yield is a convertible yield (subject to the AFR floor) even if the stronger technical case is for treating the comparable yield as a nonconvertible yield.

    It seems possible that the IRS (and a court) could conclude that a principal purpose of including the contingent interest feature in the Debentures was to make the Debentures subject to the CPDI rules and hence to generate additional interest deductions for the Company.49 While CSFB has represented that the contingent interest could have a material effect on the decision of a holder whether to put the instrument under certain market conditions, we think it is unlikely that a court would be persuaded that making the Debentures subject to the CPDI rules was not at least a principal purpose of including the contingent interest feature, especially when the Debentures could easily have been designed to be subject to the VRDI rules rather than the CPDI rules by using a 90-day look-back rather than a 120-day look-back for the interest reset.

A finding of "a principal purpose" is not equivalent to a finding of "the principal purpose." A court could well construe the former phrase to include a purpose that was of secondary importance but nonetheless highly significant.

    The critical question then is whether the result achieved by making the Debentures subject to the CPDI rules is unreasonable. In our view, there is a significant risk that a court would find that the result is unreasonable because it creates an increase in the interest deductions available to the Company significantly in excess of the amount of contingent interest that is expected to be paid under the Debentures.50 In other words, in view of the exception from the CPDI rules for convertibles with no other contingencies, a court could find it unreasonable to add a relatively minor contingency to a convertible debt instrument to allow the issuer to obtain interest deductions not only for the expected amount of the contingent interest but also for the conversion feature. As discussed in greater detail below, a court might also find this result to be unreasonable because it in effect gives the Company interest deductions for amounts that the Company can satisfy by transferring its own stock.

The contingent interest is at most 1.00 percent per year. The comparable yield of 6.75 percent exceeds the minimum yield on the Debentures by 4.00 percent.

    In determining whether the tax treatment of the Debentures is "unreasonable," a court likely would be influenced by the sentence in the regulations quoted above to the effect that a factor in

15

determining whether a result is unreasonable is whether it could be obtained without regard to the CPDI regulations (for example by issuing a fixed-rate debt instrument and a separate contingent financial instrument). In this case, the precise tax result can only be obtained under the CPDI rules. If the Company were to separate out the contingent interest features of the Debentures, the resulting noncontingent convertible debt instrument would accrue interest only at its stated rate,51 which would likely be the same as or slightly higher than the rate on the Debentures. If the Company were to separate out both the contingent interest features and the conversion right, effectively transforming the conversion right into a warrant, the Company would accrue interest at a market rate close to or equal to the comparable yield, but only on the portion of the issue price of the Debentures allocable to the fixed payment rights under the Debentures.52 Depending on the market value of the conversion feature on the Debentures, that portion could be considerably smaller than the entire issue price, with proportionately smaller accruals of OID than under the CPDI rules.

The primary difference is that in an investment unit, the holder can exercise the warrant for cash and remain a creditor of the issuer by continuing to hold the debt, while in a convertible the holder must relinquish its creditor position to become a stockholder. Reg. §§1.1272-1(e), 1.1273-2(j).

See Reg. §1.1273-2(h). In an investment unit, OID accrues initially only on the portion of the issue price of the unit that is attributable to the debt component of the unit, while under the CPDI rules the comparable yield accrues on the entire issue price of the debt instrument. For a long-term instrument such as the Debentures, this is a highly significant difference.

    On the other hand, it is not clear that applying the CPDI rules to the Debentures (with a nonconvertible yield as the comparable yield) is an unreasonable result. The result is simply that the Company is entitled to deduct interest at a market rate on a CPDI, and that is exactly what the CPDI rules were designed to achieve. Arguably the unreasonable result is the historical tax treatment of convertibles, in which the issuer is allowed to deduct only the stated interest rate while its true cost of borrowing includes the value of the conversion feature.

    As noted above, an issuer that wants to obtain a deduction for interest at a full market rate on a financial instrument that is economically quite similar to a convertible can issue an investment unit consisting of a low-coupon debt instrument and a warrant on its own stock. If the value of the warrant is sufficient to allow the investment unit to sell at a price equal to the face amount of the debt, the issuer obtains OID deductions over the life of the debt equal to the value of the warrants. While an investment unit is not economically identical to a convertible,53 and while the OID deductions on an investment unit are not identical to the interest deductions obtained under the CPDI rules,54 the investment unit alternative could be quite helpful in persuading a court that the result obtained by the application of the CPDI rules to the Debentures is not unreasonable.

The primary difference is that in an investment unit, the holder can exercise the warrant for cash and remain a creditor of the issuer by continuing to hold the debt, while in a convertible the holder must relinquish its creditor position to become a stockholder. As a result, in an investment unit, the debt's value is influenced primarily by changes in prevailing interest rates and the warrant by changes in the value of the issuer's stock, while the value of a convertible is influenced by both factors.

See footnote 52 above.

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    In fact, the OID anti-abuse rule contains an example concluding that if an issuer issues a convertible debt instrument rather than an economically equivalent investment unit consisting of a debt and a warrant, the choice will not be considered abusive even if the issuer's motivation was to allow holders of the convertible to avoid having to accrue OID, as they would on the investment unit.55 In this transaction, the Company has made essentially the opposite choice—it has chosen a structure that maximizes its interest deductions, with corresponding interest inclusions for any taxable holders of the Debentures.56 While the Company admittedly obtains interest deductions greater than it could achieve under the investment unit rules, the example establishes that it is not abusive to choose among economically equivalent (or nearly equivalent) transactions in a manner that achieves the most favorable tax result, as long as that result is one authorized by the regulations.

Reg. §1.1275-2(g)(3), Example 3.

The fact that taxable holders will have interest inclusions to match the Company's interest deduction probably would not be sufficient to avoid the anti-abuse rule, for several reasons. First, some holders of the Debentures may not be taxable. Second, holders can offset excess interest accruals by trading the Debentures in the market, realizing offsetting losses, whereas the Company cannot easily retire and reissue the Debentures. Finally, if a court views the result to the Company as inappropriate, it is not clear that it would be persuaded to ignore the abuse because there is an offsetting inappropriate inclusion to other taxpayers in the system (two wrongs don't make a right).

    In view of the foregoing, and with particular emphasis on the helpful example in the OID anti-abuse rule, we are of the opinion that it is more likely than not that a court would not apply the OID anti-abuse rule to the Debentures.

      7.  Business Purpose

    The IRS could also challenge the Company's interest deductions under the CPDI rules on the ground that the contingent interest features of the Debentures lacked a business purpose, or that that business purpose was insignificant compared to the tax benefits to the Company of the Debentures being subject to the CPDI rules. Such a challenge, if raised, should not be successful, for several reasons.

    First, the CSFB Letter represents that the contingent interest features of the Debentures do serve the purpose of encouraging holders of the Debentures to refrain from putting the Debentures to the Company under certain scenarios. This could allow the Company to continue relatively inexpensive financing at a time when alternative financing costs could be considerably higher.

    Second, even assuming that the business purpose of the contingent interest features of the Debentures is insignificant compared to the tax benefits of this feature, no court has ever held that every aspect of a transaction must have a business purpose, only that the transaction as a whole must have a business purpose and economic substance. The essence of tax planning is to minimize adverse tax consequences of business transactions. It is well-established that this sort of tax planning is acceptable.57

E.g., Gregory v. Helvering, 69 F.2d 809 (2d Cir. 1934), aff'd, 293 U.S. 465 (1935).

    The IRS could not seriously question that the Debentures as a whole have economic substance and have a substantial nontax business purpose, which is to raise debt capital for the Company at an attractive rate.58 Moreover, there would not appear to be any way the IRS could argue that the contingent interest features of the Debentures are a separate transaction—they are an integral feature of the Debentures. Accordingly, the IRS should not prevail in an argument that the tax benefits accorded the Debentures under the CPDI rules should be denied because the contingent interest features lacked a significant nontax business purpose. It is possible, however, that a court could

17

consider the strength of the Company's asserted business purpose for the contingent interest features of the Debentures in determining whether to apply the OID anti-abuse rule to the Debentures, as discussed in the preceding section.

The Company Letter represents that this is the business purpose of the issuance of the Debentures.

    C.  Projected Payment Schedule and Accruals Thereon

    We understand that CSFB has agreed to provide the Company with a projected payment schedule for the Debentures. That schedule will set forth a projected amount for each contingent interest payment on the Debentures on the assumption that the Debenture has not been converted, put, called, or otherwise redeemed prior to the time of the payment. The amount of the projected payment on the maturity date of the Debentures is the amount that, when considered with the fixed payments on the Debentures and the projected amounts of the contingent interest payments, produces a yield equal to the comparable yield. In our view, this is a reasonable way to determine the projected payment schedule.

    Under Reg. §1.1275-4(b)(3)(iii), the Company is entitled to deduct interest at the comparable yield on the projected payment schedule as if it were a fixed-rate bond, subject to the positive and negative adjustments described below. That is, interest accrues and compounds at the comparable yield on the "adjusted issue price" of the comparable fixed-rate bond. The adjusted issue price of the comparable bond is equal to the issue price of the Debentures increased by interest accruals on the comparable bond at the comparable yield and reduced by payments under the projected payment schedule (not actual payments on the Debentures).

    Because a Debenture can be converted or redeemed prior to its final maturity date, it is difficult to determine how the projected payment schedule for the Debentures should reflect the final payment. Although there is no explicit guidance in the CPDI rules (or elsewhere) with respect to CPDIs with timing contingencies such as those arising from the put and call features of the Debentures, and the fact that it is convertible at the option of the holder at any time after certain conditions are met,59 we think it is reasonable to address this issue by (i) creating a projected payment schedule as described above, on the assumption that the Debentures will not be put, called or converted prior to maturity, and (ii) when a Debenture is actually converted or redeemed, treating the Debenture as if there were a projected payment on the redemption or conversion date equal to the adjusted issue price of the Debenture on that date.

Reg. §1.1275-4(b)(9)(iii)(A) states that if a CPDI has put or call options, the projected payment schedule is determined using the principles of Reg. §1.1272-1(c)(5). Under those principles, since the puts and calls on the Debentures are not in-the-money at the time of their issuance, the puts and calls would be ignored in constructing the projected payment schedule. This cross-reference does not resolve the proper treatment of the conversion feature of the Debentures.

    D.  Positive and Negative Adjustments

    Under Reg. §1.1275-4(b)(3)(iv), whenever an issuer of a CPDI makes a payment on the instrument that differs from the corresponding amount in the projected payment schedule, it will have a positive adjustment (in the event the payment exceeds the projected amount) or a negative adjustment (in the event the payment is less than the projected amount). A positive adjustment is treated as additional interest expense in the year of the payment.60 A negative adjustment will be treated first as an offset to interest expense on the CPDI for the year of the adjustment, then as ordinary income to the extent of

18

prior interest deductions arising from the instrument.61 (Additional rules relating to negative adjustments are not applicable in the case of the Debentures.)

Reg. §1.1275-4(b)(6)(ii).

Reg. §1.1275-4(b)(6)(iii).

    Reg. §1.1275-4(b)(9)(ii) contains a special rule for CPDIs where the amount of a contingent payment can become fixed more than 6 months prior to the time such contingent amount is payable. Because each interest reset on the Debenture will determine the rate of interest accrual for the succeeding 5 years, this rule is applicable to the Debentures.

    In general, this special rule treats a positive or negative adjustment as occurring when the amount of the future contingent payment or payments becomes fixed rather than when the payments are made. The amount of the adjustment is the discounted value (discounting at the comparable yield) of the difference between the amount of the payment(s) that becomes fixed and the projected amounts of the payment(s). Thereafter, the projected payment schedule is modified to substitute the amount of the contingent payment that becomes fixed for the originally projected amounts. Special rules apply, however, to contingencies that related to the reasonableness of the interest rate on the CPDI62 and where all remaining contingent payments become fixed at once.63

Reg. §1.1275-4(b)(9)(ii)(F).

Reg. §1.1275-4(b)(9)(ii)(G).

    The application of Reg. §1.1275-4(b)(9)(ii) to the Debentures is extremely complex and uncertain in many respects and is beyond the scope of this opinion. We would be pleased to work with the Company to determine the most reasonable approach to applying these complicated rules to the Debentures.

    If a Debenture is converted into the Company stock, then consistent with the determination that the comparable yield is a nonconvertible yield, the Company should treat the conversion of the Debenture as a contingent payment on the Debenture in an amount equal to the value of the stock into which the Debenture is converted. Accordingly, if the value of the stock is less than the adjusted issue price of the Debenture at the time of conversion (which, as discussed above, should be treated as the projected payment at the time of the conversion), the Company should recognize income (or an offset to interest expense) in the amount of the shortfall.64 If the value of the stock exceeds the adjusted issue price, then the Company should have a positive adjustment. As discussed in Part VI, below, however, we believe there is a significant argument against an interest deduction being allowed for this positive adjustment.

Moreover, if the Company and the selected financial institution exercise the exchange in lieu of conversion option, and there would have been a negative adjustment if the Debentures were converted instead of exchanged, then, the IRS could argue that the exchange in lieu of conversion option is abusive and possibly attempt to make the Company recognize the negative adjustment at the time of the exchange.

    If a Debenture is redeemed for cash, then the Company should have an adjustment (presumably negative) equal to the difference between the redemption amount and adjusted issue price at the time of the redemption. If the redemption amount is equal to the accreted value of the Debenture, the negative adjustment will effectively reverse out all interest deducted under the CPDI rules and will leave the Company with a net deduction equal to any actual contingent interest paid on the Debenture and any actual fixed interest and OID paid with respect to the Debenture.

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IV. High Yield Discount Obligations

    Section 163(e)(5) provides special rules for OID on applicable high yield discount obligations ("HYDOs"). In general, an interest deduction could be deferred until paid or even permanently disallowed in part if the debt instrument is a HYDO.65 An applicable HYDO is defined in section 163(i)(1) as any debt instrument (i) that has a maturity date more than five years from the issue date, (ii) where the yield to maturity on the instrument equals or exceeds the sum of the applicable AFR in effect on the issue date plus 5 percentage points, and (iii) the instrument has "significant OID." A debt instrument is treated as having significant OID for this purpose if, at the end of any accrual period ending after the fifth year from the issue date, the cumulative accrual of interest and OID on the instrument exceeds the sum of the actual interest paid from the issue date until the end of that accrual period and the product of the yield to maturity and the instrument's issue price.66

Section 163(e)(5)(A).

Section 163(i)(2).

    There are no regulations under the HYDO rules and the CPDI regulations do not contain any guidance as to how the HYDO rules should be applied to a CPDI. Specifically, the CPDI regulations provide the that the interest on the comparable noncontingent bond is "deductible by the issuer for each day during the issuer's tax year on which the issuer was primarily liable on the debt instrument" and make no mention of a limitation imposed by the HYDO rules.67 Thus, the Company could take the position that the HYDO rules have no application to the Debentures.

Reg. §1.1275-4(b)(3)(iii).

    Nevertheless, the better view would appear to be that if the comparable noncontingent bond constructed under the CPDI rules would be an applicable HYDO if it were actually issued in place of the CPDI, the HYDO rules should apply to defer or limit the interest deductions under the CPDI rules. In the case of the Debentures, the comparable noncontingent bond will have a term longer than 5 years and will clearly have significant OID. Thus, if the comparable yield on the Debentures is greater than the applicable AFR on the issue date plus 5 percentage points, then the Debentures could be subject to the HYDO rules.

    The CSFB letter has determined that the comparable yield is between 6.58 and 6.83 percent, and the Company has chosen a yield within this range of 6.75 percent. The AFR for June 2001, based on semiannual compounding, is 5.67 percent.68 Hence, the comparable yield is less than the threshold for application of the HYDO rules.

Rev. Rul. 2001-27, 2001-23 I.R.B. 1298. The AFR for the Debentures is the Federal long-term rate because the Debentures have a term longer than 9 years.

V.  Section 163(l)

    A.  In General

    Section 163(l)(1) provides that no deduction is allowed for any interest paid or accrued on a "disqualified debt instrument." A disqualified debt instrument is defined as any indebtedness of a corporation which is payable in equity of the issuer or a related party.69 Indebtedness is treated as payable in equity of the issuer or a related party if: (A) a substantial amount of the principal or interest is required to be paid or converted, or at the option of the issuer or related party is payable in, or convertible into the issuer's stock; (B) a substantial amount of the principal or interest is required to be determined, or at the option of the issuer or a related party is determined, by reference to the value of the stock; or (C) the indebtedness is part of an arrangement which is reasonably expected to result

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in payment of the debt with or by reference to the stock.70 However, these provisions do not apply to convertible debt where the conversion feature is at the option of the holder and there is not substantial certainty of the exercise of an option by the holder or a related party.71

Section 163(l)(2).

See section 163(l)(3)(A)-(C).

71
Section 163(l)(3) (flush language).

    B.  Analysis

      1.  Contingent Interest

    As noted above, section 163(l) applies to deny a deduction for interest on a debt instrument having a substantial amount of principal or interest required to be determined by reference to the value of the issuer's stock. Neither the amount of the contingent interest on the Debentures nor the threshold for determining when the interest is required to be paid depends on the value of the Company's stock. Therefore, the Debentures will not be treated as disqualified debt instruments for this reason.

      2.  Conversion Feature

    The flush language of section 163(l)(3) provides in effect that a debt instrument will not be subject to section 163(l) merely because of a conversion feature exercisable at the holder's option unless that option is substantially certain to be exercised. The CSFB Letter states that there is less than an 85 percent chance that holders of the Debentures will exercise their conversion options.

    The legislative history of section 163(l) is sparse and there is little guidance interpreting this statute.72 The legislative history does state that section 163(l) is not expected to affect debt that is convertible at the holder's option where the conversion price is significantly higher than the market price of the stock on the issue date of the debt. The stock price at which the Debentures are convertible is no less than 110 percent of the price of the stock at the time of issuance.

See General Explanation of Tax Legislation Enacted in 1997 (1997 Bluebook). See also PLR 200052027 (September 29, 2000).

    It should be noted that "substantial certainty" in the flush language of section 163(l) and "significantly higher" in the legislative history are not defined or illustrated with numerical examples. Nevertheless, based primarily on the representation in the CSFB Letter that the probability of exercise of the conversion option does not exceed 85 percent, it is our opinion that the Debentures should not be subject to section 163(l) by virtue of their conversion feature.

      3.  Right to Pay in Stock Upon Exercise of a Holder Put

    As discussed above, upon the exercise by a holder of its right to put a Debenture to the Company, the Company has the option of satisfying its put obligation in its own shares. The number of shares the Company is obligated to deliver is equal to the put price divided by the market value of a share of Company stock three trading days before the shares are to be delivered. This right does not extend to payment of the Debentures at final maturity.

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    As with the conversion right, this feature of the Debentures does not give the Company the unilateral right to pay the Debentures in its own stock—the right depends on the exercise of a holder put. The CSFB Letter represents that there is at least a 15 percent chance that the put rights will not be exercised. Thus, in our opinion, the put rights are not substantially certain to be exercised and the Debentures should not be subject to section 163(l) as a result of this feature.73

A further argument against application of section 163(l) as a result of this feature of the Debentures is that the number of shares of stock the Company is permitted to deliver to satisfy its obligations under a put is not fixed until three trading days before the stock must be delivered. Thus, the holder takes equity risk in the Company for only the three trading days from the time the number of shares becomes fixed to the time they are delivered. Since the policy underlying section 163(l) is to disallow interest deductions on debt instruments on which the holder is taking substantial equity risk, it would not seem that section 163(l) should apply in a case where the issuer of the debt has the right to pay in its shares unless the number of shares is fixed by the terms of the debt (or at least fixed substantially in advance of the date of delivery of the shares). Note, however, that the statutory language of section 163(l) contains no exception for a case where an issuer is permitted to pay a debt in a number of shares that is fixed on or shortly before the payment date.

      4.  Arrangement Expected to Result in Debt Paid in Stock

    It would not appear that the Debentures could sensibly be viewed as part of an arrangement that is reasonably expected to result in the Debentures being paid in the Company stock. There is no agreement between the Company and the holders of the Debentures other than the Debentures, so only the terms of the Debentures themselves are relevant. If the conversion feature of the Debentures is not substantially certain to be exercised, then it follows that it is not reasonably expected that the Debentures will be paid in the Company stock, given the flush language to section 163(l)(3) discussed above.

    Moreover, the Debentures are not at all the type of debt instrument that Congress intended to address in section 163(l). That section was intended to cover instruments that allowed the issuer to be relieved of a portion of its obligation if its stock price declined. On the Debentures, as with all convertibles, the Company remains liable for the full principal amount of the Debentures regardless of any decline in the value of its stock.

      5.  Summary

    Because the Debentures are not literally within the scope of section 163(l) and are not the type of debt instrument Congress intended to be within the scope of section 163(l), the interest deductions on the Debentures should not be denied under this provision.

VI. Section 249

    Normally, when a corporation redeems its debt at a premium, it is entitled to a deduction for the premium paid.74 Section 249, however, denies a deduction for a premium paid by a corporation to redeem convertible debt, except to the extent the premium does not exceed a normal call premium or to the extent the issuer can prove the premium was attributable to the cost of borrowing and not attributable to the conversion feature.

Reg. §1.163-7(c)

    Section 249 will not apply to the interest accruals on the Debentures under the noncontingent bond method of the CPDI regulations because section 249 applies only to deny a deduction for a premium paid or incurred on the repurchase of a debt instrument.75 The IRS could argue, however,

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that section 249 should apply to all accruals in excess of the stated interest rate or discount on the Debentures because those deductions are in effect dependent on the value of the issuer's stock (i.e., if the stock doesn't appreciate, they will be reversed out by a negative adjustment). While it is unlikely the IRS could prevail directly on such an argument, it could argue that (i) the accruals under the CPDI rules for convertible debt are inconsistent with the purpose of section 249, (ii) section 249 is related to the OID sections of the Code (because both deal with the proper treatment of interest for tax purposes), and hence (iii) the OID anti-abuse should be applied to prevent accruals of interest under the CPDI rules.

Section 249(a).

    In our opinion, such an argument should not prevail. The deductions under the CPDI rules on the comparable noncontingent bond are not dependent on the actual value of the Company's stock but on the Company's comparable noncontingent borrowing rate. Deducting such interest would seem no more inconsistent with the purposes of section 249 than the deduction of OID on debt that is issued as part of an investment unit. In both cases, the inclusion of a feature that allows the investor to profit from an increase in the value of the issuer's stock gives rise to additional interest deductions based on the initial value of that right, not on the actual value of the right at the time the right is exercised.

    The IRS might also take the position that, if a holder exercises its right to convert a Debenture into the Company stock and if at the time of such exercise the value of the stock exceeds the adjusted issue price of the Debenture, section 249 should apply to deny the Company a deduction for the resulting positive adjustment. Once again, the IRS could make the argument directly, or indirectly through the application of the OID anti-abuse rule.

    In this case, the direct argument is somewhat stronger than in the case of the comparable yield accruals because the positive adjustment does occur when the instrument matures (assuming a holder waits until maturity to convert). Nevertheless, the deduction still does not occur upon a repurchase of the Debentures, as is required by the statute. On the other hand, allowing the Company a deduction for a positive adjustment that arises from the increase in the value of its stock seems inconsistent with the purposes of section 249. Thus, we think there is a good chance that a court could apply the OID anti-abuse rule to deny a deduction for such a positive adjustment and we express no formal opinion on this point.

Scope of the Opinion

    This letter is not intended to be a comprehensive discussion of all the possible federal income tax ramifications resulting from entering into the transaction described above. The scope of this letter is expressly limited to the federal income tax issues discussed herein. This letter does not address any foreign, state, local, estate or gift tax consequences of the transaction, nor does the letter address any other legal or financial accounting aspects of the transaction.

    Our opinion is based on an analysis of the Code, Treasury regulations, rulings, and other tax authority which we deem relevant, all in existence on the date hereof, and represent our interpretations of such authority. The foregoing is subject to change, and any change could have a retroactive effect on the opinions expressed herein. Ernst & Young LLP assumes no responsibility to update this letter, or to otherwise notify you, due to any such changes.

    The IRS has not issued an advance ruling indicating whether it agrees with these views, nor is the IRS bound by any opinions expressed herein with respect to any aspects of the transaction described herein.

    This opinion is intended solely for the benefit of Best Buy Co., Inc. It is not intended to be relied upon by third parties.

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    Should you have any questions about any of the issues presented in this letter, please do not hesitate to call David Garlock at (202) 327-8733.

Sincerely,
/s/ Ernst & Young LLP

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  EXHIBIT 8.1
Contingent Payment Convertible Debentures